Filed by: Max Capital Group Ltd.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: IPC Holdings, Ltd.

(Commission File No. 0-27662)

The following press release was issued by Max on May 3, 2009:

Max Capital Group Comments on Actions by Validus and

Dowling in Proposed Hostile Takeover of IPC Holdings

May 3, 2009

Validus Exchange Offer So Highly Conditional That Purpose Must Be to Distract Investors

Dowling’s Independence Called into Question by Research Firm’s Retention as a Paid Advisor to Validus

HAMILTON, Bermuda—(BUSINESS WIRE)—May 3, 2009—Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) today stated its belief that recent actions by Validus Holdings, Ltd., including its announced plan to launch a highly conditional hostile stock exchange offer for IPC Holdings, Ltd., are intended to distract attention from the superior value Max is delivering to IPC’s shareholders. The amalgamation with Max continues to provide IPC shareholders with more value and certainty of closing, while the Validus proposal – in whichever form – is both dilutive and of uncertain value to IPC shareholders.

Unlike the multipart, hostile strategy announced by Validus, Max and IPC have a straightforward, binding plan in place to complete their amalgamation, which continues to move toward an expected June closing. A transaction with Max provides IPC shareholders with superior value today and a diversified business expected to produce superior value well into the future.

W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital stated, “Max and IPC have a deal – an executed agreement that delivers more certainty as well as more value both today and into the future. We remain fully committed to completing our planned merger with IPC and forming a world-class specialty insurer/reinsurer. In contrast, Validus continues to promote illusory concepts to IPC shareholders, each with many unknowns, uncertainties and caveats.

“The transaction proposed by Validus is flawed from an IPC point of view in that it requires accepting a proposal rejected by the IPC Board with a below book-value price, paid for with the stock of a largely correlated, unproven property cat platform that underwrites volatile, short-tail lines. Validus is trying to deny IPC shareholders the opportunity to participate in the value creation in a combination with Max. Given the facts and the interests at stake, we remain very confident that IPC and Max shareholders will recognize the superior deal they have in hand,” Mr. Becker said.

Max also announced that it has learned that Validus has retained Dowling & Partners Research or an affiliate to provide paid advisory services in connection with Validus’s hostile efforts. Max believes that such a role for the boutique insurance industry reporting and research firm is incompatible with its activities as an independent capital markets analyst.

On May 1, 2009, upon query, Dowling confirmed to Max that it had accepted a paid retainer from Validus to assist Validus in the preparation of communication materials, as well as to use Dowling’s extensive relationships with insurance industry investors to arrange meetings for Validus with the intent of soliciting from IPC shareholders votes against Max’s proposed merger with IPC.

Mr. Becker stated, “We are not surprised that Validus has reached out for additional assistance in their attempts to disrupt our deal with IPC. We are surprised that Dowling has chosen to take sides in a paid partisan advocacy role. This seems inconsistent with their reputation as a well-regarded independent research and reporting firm in the insurance industry. Even more concerning is their involvement in this activity with no public disclosure by Validus or Dowling. Max would expect that this new role for Dowling would have them cease reporting on the Max/IPC merger or the Validus hostile takeover offer.”

On April 30, 2009, IPC’s board of directors unanimously reaffirmed its belief that the acquisition proposal made by Validus does not represent a superior proposal, and it reaffirmed its recommendation that IPC shareholders vote “FOR” the amalgamation with Max to create a stronger and more diversified company.

Max shareholders with questions about the merger, or who need assistance in voting their shares, may call the company’s proxy solicitor, MacKenzie Partners, Inc, toll-free at (800) 322-2885 or collect at (212) 929-5500.

About Max Capital Group Ltd.

Operating from offices in Bermuda, Ireland, the USA and at Lloyd’s, Max Capital is a global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press-release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On April 27, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of IPC and Max. This press release is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on April 27, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Source: Max Capital Group Ltd.

Max Capital Group Ltd.

Susan Spivak Bernstein, +1-212-898-6640

or

Kekst and Company

Roanne Kulakoff or Peter Hill, +1-212-521-4800